EXHIBIT 99.1



Buenos Aires, July 25, 2007

National Securities Commission (Comision Nacional de Valores)

Reference: Art. 2 Chapter XXI.2, Book 6 - CNV Regulations - Notice of Material Events

     We hereby inform you, in accordance with the regulation noted above, that Grupo Financiero Galicia S.A. has entered into a Loan Agreement on July 24, 2007, on an unsecured basis, for an aggregate amount of $80,000,000, the final maturity of which will be two years and the proceeds of which will be used, subject to any portion of the loan required to be set aside in order satisfy certain regulations in Argentina, to capitalize Banco de Galicia y Buenos Aires S.A., the principal subsidiary of Grupo Financiero Galicia S.A.

Grupo Financiero Galicia S.A.
Pablo E. Firvida
Investor Relations